Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization	Entity Type
Bullfrog Mines LLC	Delaware	Limited Liability Company
Rocky Mountain Minerals Corp.	Nevada	Corporation
Standard Gold Corp.	Nevada	Corporation
Augusta Gold (BC) Corp.	British Columbia	Corporation

All subsidiaries are owned 100% by Augusta Gold Corp.